Filed by Oi S.A.

Pursuant to Rules 425 and 163 of the Securities Act of 1933

Subject Company: Oi S.A.

Commission File No.: 001-15256

Subject Company: Portugal Telecom SGPS S.A.

Commission File No.: 001-13758

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY OI S.A. RELATING TO THE (1) THE PROPOSED CAPITAL INCREASE AND RELATED PUBLIC OFFERING OF COMMON SHARES AND PREFERRED SHARES BY OI S.A. (“OI”), (2) THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) BETWEEN TELEMAR PARTICIPAÇÕES S.A. (“TMARPART”) OR ANOTHER COMPANY IDENTIFIED FOR THIS PURPOSE (“CORPCO”) AND OI, AND (3) THE PROPOSED MERGER (INCORPORAÇÃO) OF PORTUGAL TELECOM, SGPS, S.A. (“PORTUGAL TELECOM”) WITH AND INTO CORPCO.

Additional Information and Where to Find It:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information related to (1) the proposed capital increase and related public offering of common shares and preferred shares by Oi, (2) the proposed merger of shares (incorporação de ações) between CorpCo and Oi, and (3) the proposed merger (incorporação) of Portugal Telecom with and into CorpCo.

Oi may file a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of its common shares and preferred shares to be issued in connection with its proposed capital increase. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

In connection with the proposed merger of shares between CorpCo and Oi and the proposed merger of Portugal Telecom with and into CorpCo, CorpCo or one of its affiliates plans to file with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Oi and/or Portugal Telecom, as applicable (other than non-U.S. persons as defined in applicable rules of the SEC), and (2) other documents regarding this proposed merger.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed capital increase, proposed merger of shares and proposed merger.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the Commission’s website at www.sec.gov or from CorpCo or Oi.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “targets,” “goal” and similar expressions, as they relate to CorpCo, TmarPart, Oi or Portugal Telecom, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of management of Oi and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, we do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures CorpCo, TmarPart, Oi or Portugal Telecom make on related subjects in reports and communications CorpCo, TmarPart, Oi or Portugal Telecom file with the SEC.

EXHIBIT INDEX

Exhibit Number	Description of Document

1	Extract of the Minutes of the 38th Meeting of the Board of Directors of Oi S.A., held on December 18, 2013 (English translation).

2	Manifestation of Vote and Dissent of Antonio Cardoso dos Santos (English translation).

Exhibit 1

Oi S.A.

Corporate Taxpayers’ Registry CNPJ/MF No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

EXTRACT OF ITEMS (5) and (8) OF THE MINUTES OF THE 38th MEETING OF THE

BOARD OF DIRECTORS, HELD ON DECEMBER 18, 2013

As secretary of the meeting of the Board of Directors, I hereby CERTIFY that the items (5) and (8) of the Agenda of the Minutes of the 38th Meeting of the Board of Directors of Oi S.A., held on December 18, 2013, at 10 a.m., at Praia de Botafogo, No. 300, 11th floor, room 1101, Botafogo, in the city and state of Rio de Janeiro read as follows:

“With respect to item (5) of the Agenda, Mr. Bayard De Paoli Gontijo presented a proposal to establish the following consortia: (5.1) SESGE: ratification of the constitution of the Consortium SESGE MJ PE 8/2013, formed by the Company, Telemar Norte Leste S.A. (“Telemar”), TNL PCS S.A. (“TNL PCS”) and Telefônica Brasil S.A. (“Telefônica Brasil”), to reflect the following final participation percentages: Telemar with 33.12%, TNL PCS with 18.15%, the Company with 37.38% and Telefônica Brasil with 11.35%; (5.2.) GESAC MINICOM: referring to the contracting, by the E-Government Citizen Service Center (Governo Eletrônico de Serviço de Atendimento ao Cidadão), of continuing bidirectional data transmission system services, nationwide, according to the technical conditions and specifications contained in this Notice and its Attachments – VIP and IP VPN land totaling 25,259 terrestrial points. The estimated contract amount is R$686,000,000.00 (six hundred eighty-six million reais), for a period of 60 (sixty) months and the Consortium will consist of the Company, with 18% (eighteen percent) participation, Telemar Norte Leste S.A., with 28% (twenty-eight percent) participation, Embratel, with 49% (forty-nine percent) participation, and Telefonica Brasil S.A., with 5% (five percent) participation; and (5.3) PAE Network: ratification of the constitution of PAE NETWORK CONSORTIUM – BANCO DO BRASIL, for the procurement by the Banco do Brasil of data communication services, through an IP network (Internet Protocol), enabling long distance communication between the PEP (Electronic Points of Presence) of BANCO DO BRASIL and central data processing points of BANCO DO BRASIL, in Brasília (DF). The estimated contract amount is R$120,262,966.80 (one hundred and twenty million, two hundred and sixty-two thousand nine hundred sixty-six reais and eighty cents) for a period of 60 (sixty) months and the Consortium will consist of Embratel, with 42.5% participation, the Company, with 20.5% participation; TNL PCS, with 17% participation, Oi Móvel S.A., with 5% participation, and Telefônica, with 15% participation. The members of the Board unanimously approved the proposal.”

“Finally, turning to item (8) of the Agenda, with respect to sub-item (i), Mr. Bayard De Paoli Gontijo presented a proposal to ratify the Company’s endorsement of the Memorandum of Understanding (“MOU”), dated October 1, 2013, among Portugal Telecom, SGPS S.A. (“Portugal Telecom”), AG Telecom Participações S.A. (“AG”), LF Tel. S.A. (“LF”), PASA Participações S.A. (“PASA”), EDSP75 Participações S.A. (“EDSP75”), Bratel Brasil S.A. (“Bratel Brasil”), Avistar, SGPS, S.A. (“BES”) and Nivalis Holding B.V. (“Ongoing”), which established the principles that will govern the transaction that aims to unify the activities and businesses developed by the Company and Portugal Telecom in Brazil, Portugal and Africa (the “Transaction”) to be held by a single company, Telemar Participações S.A. (“TelPart”) or another company incorporated toward this end (in any event, “CorpCo”). The structure of the Transaction is outlined per the Technical Note previously distributed to the members of the Board of Directors, who approved the proposal by a majority. The dissenting vote of the Board Member Antonio Cardoso dos Santos was registered according to the terms of the manifestation of vote attached to these minutes. It is further registered that the final terms and conditions of each stage of the Transaction will be duly submitted to this Board. The ratification of the Company’s endorsement of the MOU is limited to the principal that will govern the Transaction. With respect to sub-item (ii), the members of the Board of Directors delegated powers to the Executive Board of the Company to conclude the negotiations and take all preparatory measures necessary to execute the Transaction.”

A majority of the members of the Board of Directors were present and affixed their signatures as follows: (/s/) José Mauro M. Carneiro da Cunha; Antonio Cardoso dos Santos; Armando Galhardo N. Guerra Junior; Sergio Franklin Quintella, Rafael Cardoso Cordeiro; Renato Torres de Faria; Cristiano Yazbek Pereira; Fernando Magalhães Portella, José Valdir Ribeiro dos Reis; Shakhaf Wine; Alexandre Jereissati Legey; Fernando Marques dos Santos; Carlos Augusto Borges; Marcelo Almeida de Souza (Alternate).

Rio de Janeiro, December 18, 2013.

José Augusto da Gama Figueira

Secretary

2

Exhibit 2

MANIFESTATION OF VOTE AND DISSENT

Antonio Cardoso dos Santos, in his role as a member of the Board of Directors of Oi S.A. (“Oi”), representing the minority shareholders, having participated in the discussions and decisions taken with regard to the items in the agenda of the Meeting of the Board of Directors held today, presents the reasons for his vote against the ratification of the Memorandum of Understanding that established the principles that will govern the joint operation of businesses and activities developed by Oi and Portugal Telecom (the “Transaction”), and the subsequent authorization of the Executive Board to take all measures necessary to implement the Transaction.

1. Firstly, it is important to clarify that the inclusion of the matter “Project Earth: (i) ratification of the MOU, and (ii) authorization to the Executive Board to take all the preparatory measures needed for the implementation of the Transaction” in the agenda of this Meeting of the Board of Directors is contrary to the provisions of Section I of Article 27 of Oi’s Bylaws. According to such provision, call notices must be delivered at least five (5) business days in advance and must contain the meeting’s agenda.

2. However, despite the irregularity in the inclusion of the matter in the agenda, it is possible to identify some aspects of the Transaction that, in their own right, lead to the Transaction’s rejection.

3. First of all, the value assigned to the assets that Portugal Telecom intends to contribute to Oi is higher than that obtained through the market pricing of Portugal Telecom, which means that the real value of Portugal Telecom in its entirety would be less than the value of its assets.

4. To correct this severe distortion, it would be sufficient to alter the sequence of the steps of the Transaction, in order for Portugal Telecom to first merge with Oi - instead of pursuing a capital increase only then to merge Portugal Telecom with Oi - in order to verify that the value of Portugal Telecom would be less than the value of its assets and, therefore, that the participation of the current shareholders of Oi would be less diluted.

5. Not only that, it is important to note that such assets will be contributed during Oi’s capital increase through entities that also have liabilities, which will be assumed by Oi without being adequately studied.

6. Moreover, it is equally important to remember that at the time of Portugal Telecom’s investment in Oi in January 2011, each of the controlling shareholders directly received R$600 million (under the justification that they committed to hold their shares for another five (5) years).

6. Therefore, even if that transaction, as well as the Transaction, alone do not constitute a transfer of control under Article 254-A of the Brazilian Corporation Law, it is necessary to consider that: (a) the controlling shareholders have already partially received the control premium in the 2011 transaction, and (b) are once again receiving this premium, paid indirectly by minority shareholders of Oi.

7. Thus, the Transaction represents, in its substance, (i) the assumption of the debt of the controlling shareholders by Portugal Telecom, (ii) subsequent transfer of assets and liabilities from Portugal Telecom to Oi, at a valuation that is significantly higher than the market value of the entire company; with the effect of transferring the value of the minority shareholders to the controlling shareholders without diluting the controlling shareholders. In other words, the Transaction results in the unjustified dilution of the minority shareholders without bringing real benefits to Oi.

8. Therefore, since the terms of the Transactions do not reflect the best interests of the company, and even seem destined to bring benefits solely to the controlling shareholders, this signatory, in compliance with his fiduciary duties, is faced with the need to express his position against the ratification of the Memorandum of Understanding and the subsequent authorization of the Executive Board to take all measures necessary to implement the Transaction

Finally, the undersigned requests that this Manifestation of Vote and Dissent be received by the chair of the Meeting of the Board of Directors and attached to and considered an integral part of the minutes thereof.

Rio de Janeiro, December 18, 2013.

/s/ Antonio Cardoso dos Santos
Antonio Cardoso dos Santos